Exhibit 99.1

Michael Kors Holdings Announces Pricing of Its Secondary Public Offering

Hong Kong — March 23, 2012 — Michael Kors Holdings Limited (NYSE: KORS) (the “Company”) today announced the pricing of the secondary offering of 25,000,000 ordinary shares by certain selling shareholders at a price of $47.00 per share. In addition, the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 3,750,000 ordinary shares. The secondary offering is expected to close on or about March 28, 2012.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. are joint book-running managers, and Robert W. Baird & Co. Incorporated, Jefferies & Company, Inc., Nomura Securities International, Inc., Piper Jaffray & Co., Lebenthal & Co., LLC and Telsey Advisory Group, LLC are co-managers for the offering.

A registration statement relating to this offering of ordinary shares has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering is being made only by means of a written prospectus forming part of the effective registration statement. A copy of the final prospectus related to the offering may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone: 1-866-718-1649, or by emailing prospectus@morganstanley.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Joseph Teklits

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com